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October 23, 1998



Via Facsimile and Edgar
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Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, DC 20549
Attn: Barbara Jacobs, Deputy Chief Office of Small Business


Re:  Computer Literacy
     Commission File No. 333-59361 Application for Withdrawal
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Dear Ms. Jacobs

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits and amendments thereto, Commission File No. 333-59361 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on July 17, 1998.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares to its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $34,500,000. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and the completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders. No securities have been sold under the Registration Statement and no activity in pursuant of the subject offering has been taken since October 21, 1998.

Accordingly, we request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application withdrawal, please contact Buddy Arnheim (650-463-5226) or Susan Giordano (650-463-5306)) at Gunderson Dettmer Strough Villeneuve Franklin & Hachigian, LLP, legal counsel to the Registrant in connection with the Registration Statement.


Sincerely,

COMPUTER LITERACY, INC.

/s/ Donald Alvarez
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Donald Alvarez, Chief Financial Officer